Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 13, DATED NOVEMBER 27, 2002
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 13 to you in order to supplement our prospectus. This supplement, dated November 27, 2002 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 13 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 12 dated November 14, 2002, Supplement No. 11 dated November 5, 2002, Supplement No. 10 dated October 23, 2002, Supplement No. 9 dated September 30, 2002, Supplement No. 8 dated September 19, 2002 and Supplement No. 7 dated September 6, 2002 (Supplement No. 7 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and August 27, 2002), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since November 14, 2002, the date of our last supplement. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
Property	Type	Year Built	Date Acquired	Approx. Acquisition Costs, including expenses *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy as of 11/25/02 (%)	No. of Tenants	Major Tenants

City Crossing Phase I and II Phase III Watson Boulevard and Carl Vinson Parkway Warner Robins, GA	NC	2001/2002 To be build	11/27/02	$14,602,000 (4)	169,009 18,100	93 --	17 --	Steinmart Ross Dress of Less Michael's Old Navy

Village Square at Golf Woodbright Road and Military Trail Boynton Beach, FL	NC	1983/2003	11/27/02	$18,510,000 (3)	134,894	95	43	Publix

Presidential Commons Shopping Center 1630-1708 Scenic Hwy. Snellville, GA	NC	1998	11/27/02	$45,000,000(2)	372,149	100	35	Home Depot Kroger Jo Ann Fabrics

Goldenrod Groves Shopping Center State Highway 426 and Howell Branch Road Orlando, FL	NC	1985/1998	11/26/02	$9,150,000	108,944	89	26	Publix Walgreens

Comp USA Retail Center 12135 Jefferson Avenue Newport News, VA	NC	1999	11/20/02	$7,300,000	47,104	100	2	Comp USA Cost Plus

Southlake Catawba Road at Torrence Chapel Road and I-77 Cornelius, NC	NC	1988/2000	11/20/02	$13,600,000 (1)	131,247	98	26	Harris Teeter Stein Mart

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

  As part of the purchase of this property, we assumed the existing debt with a remaining balance of approximately $7,700,0000. The loan requires principal and interest payments based on an annual rate of 7.25% and matures in 2008.
  As part of the purchase of this property, we assumed the modified existing debt with a remaining balance of approximately $24,113,000. The loan requires monthly interest only payment based on an annual rate of 6.8% and matures in 2022. The seller also provided a second mortgage in the amount of approximately $2,000,000. The second mortgage requires monthly interest only payments based on an annual rate of 2.5% and matures in 2006.
  This center will be renovated in 2003. Approximately $3,111,000 of the purchase price is being held in escrow. At the end of the renovation an 8.75% cap rate will be applied to the property's net operating income and the purchase price will be adjusted.
  The balance of the purchase price of approximately $3,710,000, will be paid as Phase III is completed and tenants begin paying rent.

NC Neighborhood Center

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire each property will generally depend upon no material adverse change occurring in the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

We anticipate purchasing the following properties from unaffiliated third parties. We intend to purchase these properties with our own funds unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy As of 11/25/02	No. of
Property	Type	Built	expenses *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Michael's and Linens 'N Things 3415 Simpson Ferry Road Harrisburg, PA	NC	1978/2002	$7,800,000	58,180	100	2	Michael's Linens 'N Things

Chatham Crossing US Highway 64 and US Highway 421 Siler City, NC	NC	2002	$3,973,000	32,000	100	12	Dollar Tree Shoe Show New China Restaurant

Gateway Phase II 2701 Church Street Conway, SC	NC	2002	$6,410,000	62,408	96	8	Goody's Family Clothing Office Depot Dollar Tree

Wake Forest Crossing Capital Blvd. and Wake Union Church Road Wake Forest, NC	NC	2002	$11,900,000	87,706	86	10	Lowe's Foods Dollar Tree

Eckerd Drug Store Highway 11 and Beltline Road Gaffney, SC	D	To be built	$2,966,000	13,813	--	1	Eckerd Drug Store

Lumberton Towne Center Highway 301 and I-95 Lumberton, NC	NC	2000	$13,200,000	122,993	100	18	Lowe's Food Store Goody's Family Clothing

Shoppes at Wendover Village 4201 West Wendover Avenue Greensboro, NC	D	To be built	$29,500,000	165,932	(1)	--	--

Springfield Park Duluth-Lawrenceville Highway and Hurricane Shoals Road Lawrenceville, GA	NC	1992/2000	$10,875,000	105,321	100	17	Hobby Lobby LA Fitness

		Year	Estimated Acquisition Costs including	Gross Leasable Area	Physical Occupancy As of 11/25/02	No. of
Property	Type	Built	expenses *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Paradise Portfolio
Paradise Place Roebuck Road and Haverhill Road West Palm Beach, FL	NC	To be built	$10,873,000	74,620	(1)	--	--

Paradise Promenade Stirling Road and 58th Avenue Davie, FL	NC	To be built	$12,530,000	70,291	(1)	--	--

Paradise Shoppes of Ellenwood East Atlanta Road and Fairview Road Ellenwood, GA	NC	To be built	$10,354,000	67,721	(1)	--	--

Plaza Del Paraiso 127th Avenue and 120th Street Miami, FL	NC	To be built	$14,050,000	82,291	(1)	--	--

Shoppes at Lake Dow Georgia Highway 81 and Travis Road McDonough, GA	NC	2002	$10,281,000	73,270	91	13	Publix

Shoppes of Lithia Lithia Pinecrest Road and Bloomingdale Avenue Brandon, FL	NC	To be built	$14,173,000	79,161	(1)	--	--

Shoppes at Paradise Point US Highway 98 and Perry Avenue Ft. Walton Beach, FL	NC	2001	$12,092,000	83,965	86	15	Publix

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

  We will not purchase this newly constructed center until the occupancy has reached at least 85%.

NC Neighborhood and Community Retail Shopping Center

  D Development Project

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,011,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of November 25, 2002, we had sold 43,397,656 shares in our third offering, resulting in gross proceeds of $433,442,939. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of November 25, 2002, we had incurred $38,059,744 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $395,383,195 of net proceeds from the sale of those 43,397,656 shares. An additional 2,689,002 shares have been sold pursuant to our Distribution Reinvestment Program as of November 25, 2002, for which we have received additional net proceeds of $25,545,516. As of November 25, 2002, we had repurchased 394,863 shares through our Share Repurchase Program resulting in disbursements totaling $3,666,197. As a result, our net offering proceeds from all offerings total approximately $997,340,684 as of November 25, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the nine months ended September 30, 2002, we have incurred and paid property management fees of $3,233,783. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the nine months ended September 30, 2002, we had incurred $3,293,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $5,574,000 are included in the purchase prices we have paid for all our properties purchased through November 25, 2002. As of November 25, 2002, we had invested approximately $662,188,000 in properties that we purchased for an aggregate purchase price of approximately $1,222,820,000, and we had invested approximately $47,645,000 in two notes receivable from developers of two shopping centers. In addition, we have funded a $53,000,000 first mortgage, secured by 19 Eckerd drug stores, which we intend to acquire in early 2003. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of November 25, 2002, we had net offering proceeds of approximately $230,000,000 available for investment in additional properties. As of November 25, 2002, we have committed to the acquisition of an additional $776,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.